

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 12, 2017

Philip J. Angelastro
Chief Financial Officer
Omnicom Group, Inc.
437 Madison Avenue
New York, NY 10022

> **Re: Omnicom Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 9, 2017**
> **File No. 001-10551**

Dear Mr. Angelastro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with these comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Results of Operations – 2016 Compared to 2015, page 15

1. Please revise the reconciliation of the non-GAAP measure EBITA to begin with net income, the most directly comparable GAAP financial measure. Your current presentation places greater prominence on the non-GAAP measure and is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. In addition, please revise your presentation in your next earnings release.

2. We note your disclosures of the components of revenue change on page 15. Please disclose in more detail how you calculate the amounts identified as Acquisitions, net of dispositions, why it is calculated in this manner and why you believe this measure provides useful information to investors. In addition, provide a table showing the components that make up your calculation of Acquisitions, net of dispositions.

3. Regarding your measure of organic growth, please disclose why management is apparently attributing any positive developments in an acquired business that may have taken place during the period preceding the acquisition to organic growth. Explain how investors should consider this circumstance when assessing performance using your measure of organic growth.

Financial Statements
7. Segment Reporting, page F-17

4. We note you determined that your five branded agency networks comprise your operating segments which meet the criteria for aggregation since the segments have similar operating and economic characteristics. To help us understand how you applied the guidance in FASB ASC 280, please provide us with the following information:

- a comparison and contrast of your operating segments relative to the areas listed in ASC 280-10-50-11(a) to (e);
- your consideration of differences among your operating segments and why you determined that disaggregation was not warranted;
- how the primary service offering of each branded agency network and respective brand distinction are considered in your aggregation analysis;
- each branded network's historical and projected revenues, gross margin, operating margin, and measure of segment profitability; and
- an explanation of why the company is organized in the manner that it is.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Philip J. Angelastro
Omnicom Group, Inc.
April 12, 2017
Page 3

 You may contact Kathryn T. Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications